UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2009

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
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(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	June 29, 2009	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is made pursuant to Rules 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

This announcement is made by China Eastern Airlines Corporation Limited (the “Company”) in compliance with Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (which requires any issuer listed on the Stock Exchange of Hong Kong Limited (the “Stock Exchange”) whose securities are also listed on other stock exchange(s) to simultaneously inform the Stock Exchange of any information released to any of such other exchange(s) and to ensure that such information is released to the market in Hong Kong at the same time as it is released to the other market(s)).

Reference is made to the announcements of the Company published on 8 June 2009 in relation to material matters and suspension of trading of shares of the Company and on 14 June 2009, 15 June 2009 and 21 June 2009 in relation to progress of material matters of the Company (collectively, the “Announcements”) (please refer to the website of Shanghai Stock Exchange for details of the Announcements). The Announcements mentioned that the Company is in the course of planning matters relating to material restructuring and proposals for further lowering the gearing ratio of the Company, trading of the shares of the Company has therefore been suspended accordingly.

The Company is currently planning material joint restructuring with Shanghai Airlines Corporation Limited. As of date of the announcement, the relevant proposals of the joint restructuring are still under discussion.

Uncertainties still remain with the abovementioned proposals of the material joint restructuring. Therefore, trading of the shares of the Company will continue to be suspended in order to avoid fluctuation of the prices of the shares of the Company and to safeguard the interests of the investors. During the suspension, the Company will closely monitor the progress of the matters and will perform its disclosure obligations in a timely manner. Once the relevant matters have been confirmed, the Company will make a timely announcement and resume trading of its shares. The Company hopes the investors will understand the situation.

Shanghai Securities News（上海證券報）and China Securities Journal（中國證券報）are the designated press of the Company for disclosure of information and any information published by the Company in the said press shall prevail.  Investors are advised to be cautious and take note of the risk associated with the investment.

As announced by the Company on the announcement dated 8 June 2009, the Company will issue an announcement of price-sensitive in nature and the Company is in the course of preparing such information for disclosure.  Trading of the H shares of the Company has been suspended from 8 June 2009 and it will remain suspended until the publication of the said announcement.

By order of the board of directors
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The directors of the company as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Hu Honggao	(Independent Non-executive Director)
Sandy Ke-Yaw Liu	(Independent Non-executive Director)
Wu Baiwang	(Independent Non-executive Director)
Zhou Ruijin	(Independent Non-executive Director)
Xie Rong	(Independent Non-executive Director)

Shanghai, the People’s Republic of China
26 June 2009